Exhibit 12.2

United Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Six Months Ended June 30, 2015	2014	2013	2012	2011	2010
Earnings (losses):
Earnings (loss) before income taxes	$1,708	$1,110	$637	$(657)	$848	$286
Add (deduct):
Fixed charges, from below	727	1,655	1,627	1,514	2,005	1,274
Amortization of capitalized interest	6	12	11	9	7	5
Distributed earnings of affiliates	—	1	—	—	1	2
Interest capitalized	(25)	(52)	(49)	(37)	(32)	(15)
Equity earnings in affiliates	(1)	(1)	(1)	(4)	(6)	(7)

Earnings as adjusted	$2,415	$2,725	$2,225	$825	$2,823	$1,545

Fixed charges:
Interest expense	$340	$742	$781	$823	$937	$780
Portion of rent expense representative of the interest factor (a)	387	913	846	691	1,068	494

Fixed charges	$727	$1,655	$1,627	$1,514	$2,005	$1,274

Ratio of earnings to fixed charges	3.32	1.65	1.37	(b)	1.41	1.21

(a) Imputed interest applied to rent expense.

(b) Earnings were inadequate to cover fixed charges by $689 million in 2012.